Exhibit 8.1

List of Significant Subsidiaries and Affiliated Entities of Zhaopin Limited

Name	Jurisdiction of Incorporation
Subsidiaries:
Zhilian Wangpin (Beijing) Technology Co., Ltd.	PRC
Zhilian Yipin (Beijing) Technology Co., Ltd.	PRC
Guangdong Zhilian Culture & Media Co., Ltd.	PRC
Beijing Wangpin Consulting Co., Ltd.	PRC
Shanghai Ruipin Technology Co., Ltd.	PRC
Affiliated Entities:
Beijing Zhilian Sanke Human Resources Service Co., Ltd.	PRC
Shenyang Zhilian Wangpin Advertising Co., Ltd.	PRC
Harbin Zhilian Wangcai Advertising Co., Ltd.	PRC
Guangzhou Houbo Information Technology Co., Ltd.	PRC
Shenzhen Xijier Human Resources Co., Ltd.	PRC